New Horizon Aircraft Ltd.

3187 Highway 35

Lindsay, Ontario, Canada K9V 4R1

(613) 866-1935

May 9, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker
Evan Ewing

Re:	New Horizon Aircraft
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-277063

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Horizon Aircraft Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday May 10, 2024, or as soon as practicable thereafter.

Very truly yours,
New Horizon Aircraft Ltd.

/s/ Brandon Robinson
Brandon Robinson
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Peter Strand